Exhibit 2.4

DESCRIPTION OF SHARE CAPITAL

The following section describes our issued share capital as of February 28, 2022, summarizes the material provisions of our Articles of Association and highlights certain differences in corporate law in Switzerland and the United States.

Capital structure

There were 2,389 shareholders registered in the share register on February 28, 2022. The distribution of shareholdings is divided as follows:

Number of
registered
shareholders on
Number of shares	February 28, 2022
1 to 100	227
101 to 1,000	895
1,001 to 10,000	1,065
10,001 to 100,000	184
100,001 to 1,000,000	12
1,000,001 to 10,000,000	5
Above 10,000,000	1

The shareholder base on February 28, 2022 was constituted as follows:

Shareholder structure according to category of investors (weighted by number of shares)
Private persons	16.35%
Institutional shareholders	65,52%
Non identified	18.13%

Shareholder structure by country (weighted by number of shares)
United States .	19.77%
Switzerland	61.92%
Other	0.18%
Non identified	18.13%

Capital

As of February 28, 2022, the share capital amounted to CHF 65,272,952 consisting of 65,272,952 issued shares with a nominal value of CHF 1 per share. As of February 28, 2022, we indirectly held 27,377,995 of our own shares. These shares are recorded as treasury shares, hence our outstanding capital amounted to 37,894,957 as of February 28, 2022.

Authorized share capital

As of February 28, 2022 and according to the article 3b of the Articles as in force on February 28, 2022, the Board of Directors, or the Board, was authorized, at any time until June 16, 2023 to increase the share capital in an amount of CHF 8,636,476 through the issuance of 8,636,476 fully paid registered shares with a nominal value of CHF 1.00 each. An increase in partial amounts was permitted. The Board shall determine the issue price, the type of payment, the date of issue of new shares, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board was entitled to issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the current shareholders (unless the pre-emptive rights of current shareholders are excluded). The Board was entitled to permit pre-emptive rights that have not been exercised to expire or to place these rights and/or shares as to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in our interest.

The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the restrictions set forth in article 5 of the Articles.

The Board was authorized to restrict or exclude the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:

●for the acquisition of enterprises, parts of an enterprise, or participations, or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions;
●for the purpose of the participation of strategic partners (including in the event of a public tender offer) or for the purpose of an expansion of the shareholder constituency in certain investor markets;
●for the granting of an over-allotment option (Greenshoe) of up to 20% to the banks involved in connection with a placement of shares; or
●for raising capital in a fast and flexible manner, which would not be achieved without the exclusion of the statutory pre-emptive rights of the existing shareholders.

Conditional share capital

According to article 3c(A) of the Articles, our share capital may be increased by a maximum aggregate amount of CHF 18,769,578 through the issuance of a maximum of 18,769,578 registered shares, which shall be fully paid-in, with a par value of CHF 1 per share by the exercise of option rights or subscription rights attached to equity sharing certificates (bons de jouissance) which our employees, directors and/or consultants are granted according to respective regulations of the Board. The pre-emptive rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option rights or subscription rights granted to the holders of bons de jouissance and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

According to article 3c(B) of the Articles, our share capital may be increased by a maximum aggregate amount of CHF 5,866,898 through the issuance of a maximum of 5,866,898 registered shares, which shall be fully paid-in, with a par value of CHF 1 per share by the exercise of option and/or conversion rights which are granted to our shareholders and/or in connection with the issue of bonds or other financial instruments by us. In the case of such grants of option and/or conversion rights, the advanced subscription right of shareholders is excluded. The holders of option and/or conversion rights are entitled to receive the new shares. The Board shall determine the terms of the option and/or conversion rights. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

The Board is authorized to restrict or exclude the advanced subscription rights of shareholders:

●	if the debt or other financial instruments and/or conversion rights or warrants are issued for the purpose of financing or refinancing of the acquisition of enterprises, parts of an enterprise, or participations or new investments;
●	if such debt or other financial instruments and/or conversion rights or warrants are issued on the national or international capital markets and for the purpose of a firm underwriting by a banking institution or a consortium of banks with subsequent offering to the public; or

●	if such debt or other financial instruments and/or conversion rights or warrants are issued for raising capital in a fast and flexible manner, which would not be achieved without the exclusion of the advanced subscription rights of the existing shareholders.

If the Board excludes the advance subscription rights, the followings shall apply: the issuance of convertible bonds or warrants or other financial market instruments shall be made at the prevailing market conditions (including dilution protection provisions in accordance with market practice) and the new shares shall be issued pursuant to the relevant conversion or exercise rights in connection with bond or warrant issue conditions. Conversion rights may be exercised during a maximum 10 year period, and warrants may be exercised during a maximum 7 year period, in each case from the date of the respective issuance.

Changes in capital

Nominal share capital
December 31, 2019	CHF 32,848,635
December 31, 2020	CHF 32,848,635
December 31, 2021	CHF 49,272,952
February 28, 2022	CHF 65,272,952

Conditional share capital
December 31, 2019	CHF 16,424,317
December 31, 2020	CHF 16,424,317
December 31, 2021	CHF 24,636,476
February 28, 2022	CHF 24,636,476

Authorized share capital
December 31, 2019	CHF 16,424,317
December 31, 2020	CHF 16,424,317
December 31, 2021	CHF 24,636,476
February 28, 2022	CHF 8,636,476

Changes in capital in 2019

On May 17, 2019, we increased our capital from CHF 28,564,031 to CHF 32,848,635 through the issue of 4,284,604 new registered shares at nominal value of CHF 1 each.

On June 19, 2019, the shareholders increased the authorized capital from CHF 9,997,411 to CHF 16,424,317 expiring on June 19, 2021 and the conditional capital from CHF 14,282,015 to CHF 16,424,317.

Changes in capital in 2020

In 2020 there was no change in the share capital of the Company.

On June 9, 2020 the shareholders resolved to extend the term of the authorized capital to June 9, 2022.

Changes in capital in 2021

On January 8, 2021 we increased our capital from CHF 32,848,635 to CHF 39,748,635 through the issue of 6,900,000 new registered shares at nominal value of CHF 1 each, in connection with a global offering of shares.

On April 23, 2021, we increased our capital from CHF 39,748,635 to CHF 49,272,952 through the issue of 9,524,317 new registered shares at nominal value of CHF 1 each out of the authorized capital.

On June 16, 2021, the shareholders increased the authorized capital from CHF 9,524,317 to CHF 24,636,476 expiring on June 16, 2023 and the conditional capital from CHF 16,424,317 to CHF 24,636,476.

Changes in capital in 2022

On February 2, 2022, we increased our capital from CHF 49,272,952 to CHF 65,272,952 through the issue of 16,000,000 new registered shares at nominal value of CHF 1 each out of the authorized capital.

For further information on changes in capital including changes in reserves, refer to the consolidated statements of changes in equity as well as notes 13 and 25 of the audited consolidated financial statements incorporated by reference into this registration statement.

Shares and participation certificates

Addex has one class of shares, i.e. registered shares with a nominal value of CHF 1 per share. Each share is fully paid up and carries one vote and equal dividend rights, with no privileges. We have no participation certificates (bons de participation / Partizipationsscheine).

Equity Sharing certification

Equity sharing certificates are available for granting to our employees and/or directors and/or consultants under our equity incentive plan. Equity sharing certificates do not form part of the share capital, have no nominal value, and do not grant any right to vote nor to attend meetings of shareholders. There are 1,700 equity sharing certificates (bons de jouissance / Genussscheine). Each equity sharing certificate grants the right to subscribe for 1,000 of our shares and a right to liquidation proceeds calculated in accordance with article 34 of the Articles.

Our shares and equity sharing certificates are not certificated. Shareholders and equity sharing certificate holders are not entitled to request printing and delivery of certificates, however, any shareholder or equity sharing certificate holder may at any time request that we issue a confirmation of its holdings.

Limitations on transferability of shares and nominee registration

A transfer of uncertified shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Addex by the bank or the depository institution. If following a transfer of shares a shareholder wishes to vote at or participate in a shareholders’ meeting, such shareholder must file a share registration form in order to be registered in Addex’ share register with voting rights. Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting. The shares in the form of American Depository Shares or ADSs are held by Citibank acting as depositary and voted at the shareholders’ meeting according to the instructions received from the ADS holders.

A purchaser of shares will be recorded in Addex’ share register as a shareholder with voting rights if the purchaser discloses its name, citizenship or registered office and address and gives a declaration that it has acquired the shares in its own name and for its own account.

Article 5 of the Articles provides that a person or entity that does not explicitly state in its registration request that it will hold the shares for its own account (Nominee) may be entered as a shareholder in the share register with voting rights for shares up to a maximum of 5% of the share capital as set forth in the commercial register. Shares held by a Nominee that exceed this limit are only registered in the share register with voting rights if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding 1% or more of the share capital as set forth in the commercial register. The limit of 1% shall apply correspondingly to Nominees who are related to one another through capital ownership or voting rights or have a common management or are otherwise interrelated. A share being indivisible, hence only one representative of each share will be recognized. Furthermore, shares may only be pledged in favor of the bank that administers the bank entries of such shares for the account of the pledging shareholders. If the registration of shareholdings with voting rights was effected based on false information, the Board may cancel such registration with retroactive effect. There are no further rules in the Articles for granting exceptions and no exceptions were granted in 2021. The Articles do not contain any provisions on the procedure and conditions for cancelling privileges and limitations on transferability.

Convertible bonds and options

As of February 28, 2022, we had no convertible or exchangeable bonds or loans outstanding. As of February 28, 2022, we had a total of 29,590,875 options that primarily include 8,615,885 Employee Share Option Plan (ESOP), 198,750 Equity Sharing Certificates (ESCs), 5,866,898 warrants granted to investors on March 29, 2018, 9,230,772 warrants and 5,478,570 pre-funded warrants granted to one investor on December 21, 2021. The ESOP and ESCs outstanding, are granted to non-Directors, Executive Management, employees or consultants of the Group. They vest over a four-year period and have a 1:1 subscription ratio, have a ten-year expiration term and an exercise price between CHF 1.00 to CHF 3.00.

0.45 warrants outstanding have been granted to investors in connection with the capital increase of March 28, 2018, for each new share issued. Each warrant entitles the investor to subscribe (which may be exercised without any specific conditions) to one registered share at a price of CHF 3.43 during a seven -year period.

5,478,570 pre-funded warrants in the form of 913,095 ADS listed on Nasdaq Stock Market have been granted to one investor with a total exercise price of USD 6.50 per ADS (CHF 1 per share) of which USD 6.49 (CHF 0.99 per share) has been paid before their issuance. The remaining exercise price is USD 0.01 per ADS. Each ADS represents 6 shares listed on Six Swiss Exchange. Pre-funded warrants will expire when exercised in full. Their subscription ratio is 1:1.

9,230,772 warrants in the form of 1,538,462 ADS listed on Nasdaq Stock Market have been granted to one investor with an exercise price of USD 6.50 per ADS (CHF 1 per share). Each ADS represents 6 shares listed on Six Swiss Exchange. Warrants will expire six years after their issuance, on December 21, 2027. Their subscription ratio is 1:1.

For information on equity incentive plans for non-executive Directors, executive management and employees, refer to note 14 of the audited consolidated financial statements incorporated by reference into this registration statement.

Stock Exchange Listing

Our ADSs have been listed on Nasdaq, under the symbol “ADXN” since January 29, 2020 and our shares have been listed on SIX under the ticker symbol “ADXN” since May 21, 2007.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by ShareCommService AG. The share register reflects only record owners of our shares. Holders of ADSs representing our shares will not be treated as our shareholders and their names will therefore not be entered in our share register. Citibank, N.A. acts as the depositary for the ADSs representing our shares and the custodian for shares represented by ADSs is Citibank Zurich.

Holders of ADSs representing our shares have a right to receive the shares underlying such ADSs. For discussion on ADSs representing our shares and rights of ADS holders, see the section entitled “Description of American Depositary Shares” in this prospectus.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33∕%, 50% or 66∕% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Selective “opting-out”

The shareholders have resolved to include in our Articles of Association an opting-out provision exempting Growth Equity Opportunities Fund IV, LLC, c/o New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093, and New Leaf Biopharma Opportunities I, L.P., 7 Times Square, Suite 3502, New York, NY 10036, United Stated, in each case including their direct or indirect partners or shareholders as well as any other entity or person (whether incorporated or not) that alone or together with others controls or otherwise holds any interest in them, from the duty to make a mandatory tender offer pursuant to Art. 135 of the Swiss Financial Markets Infrastructure Act (FMIA) based on Art. 125 para. 3 FMIA. The opting-out clause is limited in time and will expire on March 21, 2023, with effect for any crossing of the threshold pursuant to Art. 135 FMIA which occurs thereafter. As a result, until expiration of the opting-out clause, when exceeding the threshold of 33∕% of the voting rights (whether exercisable or not) of us, the investors mentioned in the opting-out clause are, when acting alone or in concert pursuant to Art. 135 FMIA, exempted from the duty pursuant to Art. 135 FMIA to make a mandatory tender offer to the other shareholders. Different from other companies listed in Switzerland which have no opting-out clause, upon reaching the threshold of 33∕% of our voting rights (whether exercisable or not) by the investors mentioned in the opting-out clause, the shareholders will neither benefit from the option to sell their shares in a mandatory tender offer nor from minority shareholder protection rules related to such mandatory tender offers.